EXHIBIT 99.5

Press Release

Saft join forces with the Chinese Group Tianneng to grow in China and scale up its e-mobility and energy storage businesses

Paris, April 4, 2019 - Saft, a subsidiary of Total, has signed an agreement with Tianneng Energy Technology (TET), a subsidiary of the Chinese privately-owned Tianneng Group, to create a joint venture (JV) to expand their lithium-ion activity. Manufacturing will be based at the Changxing Gigafactory, with a potential capacity of 5.5 gigawatt hours (GWh), among which several GWh are already in operation. Saft will have a 40% shareholding in the new JV, while the Tianneng Group will hold the remaining shares.

The JV will primarily focus on the development, manufacturing and sales of advanced Li-ion cells, modules and packs for China and worldwide markets. E-bikes and Electric Vehicles (EV), as well as Energy Storage Solutions (ESS) will be the target markets.

The partners also plan to expand the Changxing facility to ramp up its production capacity to meet future growing demand, mainly driven by e-mobility sales and the development of renewables.

"This is a first strategic move driven by Total, following the acquisition of Saft in 2016, to grow Saft's activity in China, the world’s largest renewables market, as well as in the ESS segment as an essential component to the large scale development of intermittent renewable energies," said Patrick Pouyanné, Chairman and CEO of Total. "The JV will allow Saft to join forces with a Chinese partner, a world leading lead acid battery manufacturer, willing to develop its lithium-ion activities. It will also give Saft access to China’s booming battery market as well as highly-competitive mass production capacity to accelerate its growth."

"This partnership enables us to benefit from Saft’s 30 years of experience and strong technical leadership in Li-ion cells," said Tianneng Chairman Mr. Tianren Zhang. "Saft’s outstanding reputation for high quality products will be crucial in providing the JV with the market credibility vital to expand our business."

"We are delighted to start building a long-term partnership with Tianneng with a shared industrial vision," said Ghislain Lescuyer, Saft CEO. "This JV will allow us to make a step change and significantly increase our footprint in the Chinese Li-ion market that will represent over 40% of the global demand by 2025 and to develop our worldwide activities."

About Tianneng

The Tianneng Group is the leading privately-owned Chinese battery manufacturer founded in 1986. It has around 20,000 employees and eight production sites across China. Tianneng Energy Technology is a 100 percent subsidiary that consolidates all of the group’s Li-ion production.

About Saft

Saft specializes in advanced technology battery solutions for industry, from the design and development to the production, customization and service provision. For 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly-owned subsidiary of Total, a leading international oil and gas company and a major player in low-carbon energies.

We energize the world. www.saftbatteries.com

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Saft contacts

Karen Hollington, Corporate communications manager

Tel.: +33 1 58 63 16 60, e-mail: karen.hollington@saftbatteries.com

 * * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

3